Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES FIRST QUARTER 2010 FINANCIAL AND OPERATING
RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – May 5, 2010 – Minefinders Corporation Ltd. today reported its first quarter 2010 results and announced the resignation of Gregg Bush as Chief Operating Officer.

First quarter 2010 summary, compared with first quarter 2009:

•	Revenue of $26.4 million compared with none.

•	Net loss of $0.3 million or $0.00 per share compared with a loss of $6.2 million or $0.10 per share.

•	Positive operating cash flow before changes in working capital of $6.6 million compared with negative operating cash flow before changes in working capital of $4.5 million.

•
Proceeds of $26.4 million from the sale of 19,684 ounces of gold and 260,668 ounces of silver at an operating cash cost of $609 per gold equivalent ounce sold compared with proceeds of $16.1 million on the sale of 13,313 ounces of gold and 273,381 ounces of silver at an operating cash cost of $472 per gold equivalent ounce sold.

•
Gold production of 18,778 ounces in the first quarter of 2010 compared with 14,169 ounces produced in the first quarter of 2009. Silver production of 245,086 ounces in the first quarter of 2010 compared with 282,429 ounces produced in the first quarter of 2009.

“The Company had a strong quarter overall, highlighted by the Dolores mine exceeding minimum gold production guidance for the first quarter and the Company’s addition to the S&P/TSX Global Gold Index and Global Mining Index,” said Mark Bailey, President and CEO of Minefinders.

Financial and Operating Results

At March 31, 2010 the Company had $26.8 million in cash and cash equivalents and net working capital of $50.9 million. The Company recorded a net loss for the first quarter of 2010 of $0.3 million, or $0.00 per share compared with a net loss of $6.2 million, or $0.10 per share in the first quarter of 2009 and a positive operating cash flow before changes in working capital of $6.6 million compared with negative operating cash flow before changes in working capital of $4.5 million in the first quarter of 2009.

First quarter 2010 operations compared with first quarter 2009

	Q1 2010	Q1 2009	(1)
Ore crushed and stacked	1,438,121	1,272,577
Gold production (oz)	18,778	14,169
Silver production (oz)	245,086	282,429
Sales proceeds	$26.4 million	$16.1 million
Gold equivalent volume sold (oz) (2)	23,650	17,152
Cash operating cost per gold equivalent ounce sold (2)	$609	$472
Total cash cost per gold equivalent ounce sold (2)	$643	$484
Gold volume sold (oz)	19,684	13,313
Average realized gold price (per oz)	$1,118	$939
Silver volume sold	260,668	273,381
Average realized silver price (per oz)	$16.88	$13.17

(1) Reflects pre-commercial production from January 1, 2009 to March 31, 2009.
(2) Using a ratio of 66 ounces of silver to one ounce of gold in Q1, 2010 and 71 ounces of silver to one ounce of gold in Q1, 2009.

Minefinders commenced pre-commercial production of gold and silver in November of 2008. Financial and operating results reflect the transition from pre-commercial operations to the commencement of commercial production at the Dolores Mine effective May 1, 2009. The commencement of commercial production is largely responsible for the improved financial results for the first quarter of 2010 compared with a year earlier.

The complete unaudited first quarter 2010 financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Resignation of Officer

The Company also announces the resignation of Gregg Bush as Chief Operating Officer. He will be leaving the Company effective May 15, 2010 to pursue another opportunity.  Mark Bailey, Chief Executive Officer, said “Gregg made a great contribution to our company by leading the completion of construction at our Dolores mine, then designing and implementing the transition of Dolores from the commissioning stage into commercial production.  He leaves an extremely capable team at Dolores and will continue his involvement with the Company and its operations in his capacity as a director of Compañía Minera Dolores S.A de C.V. We wish Gregg well in his new endeavours and look forward to continuing to benefit from his experience.”

Conference Call

An investor conference call will be held on Thursday, May 6, 2010 at 1p.m. Pacific Time (4 p.m. Eastern Time) to discuss the results.  Participants may join the call by calling toll-free 1-866-225-0198 in Canada and the U.S. or 1-416-695-6617 for calls outside Canada and the U.S.   An audio replay will be available until May 13, 2010 by calling toll-free 1-800-408-3053 in Canada and the U.S. or 1-416-695-5800 for calls outside Canada and the U.S. Please enter the pass code 7701412.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
(604) 687-6263
mike@minefinders.com
www.minefinders.com

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This news release includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce”, and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.